SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4)
of the Securities Exchange Act of 1934
PYRAMID BREWERIES INC.
(Name of Subject Company)
Pyramid Breweries Inc.
(Name of Persons Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
747135101
(CUSIP Number of Class of Securities)
Scott Barnum
Pyramid Breweries Inc.
91 South Royal Brougham Way
Seattle, WA 98134
Telephone: (206) 682-8322
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Stephen M. Klein, Esq.
Bart E. Bartholdt, Esq.
Graham & Dunn PC
Pier 70
2801 Alaskan Way, Suite 300
Seattle, WA 98121
Telephone: (206) 624-8300

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annual Shareholders Meeting May 27, 2008

AGENDA Objectives: Provide perspective for proposed Magic Hat merger Provide latest transaction timing and next steps Agenda: Historical Perspective (G. Hancock) Current and Future Environment (S. Barnum) Transaction/Merger Update (S. Barnum) Q&A (Both)

Historical Retrospective

Historical Perspective - Revenue We've been able to grow the top line... Portland Brewing acquisition TK Soda Sale IPO

Historical Perspective - Profits But we haven't been able to grow the bottom line...

Historical Perspective - Stock Price 1995 to Date Price/share IPO - 1995 Dividend Period 2000 to 2004

Summary - Key Learning What We Did Went Public to build national brand/fund new breweries and alehouses (1995) Bought TK Soda brand (1997) To diversify and grow Tested expansion via Alehouses (2001 -'04) What We Learned Building national brand very difficult and expensive Being public not much benefit and increasingly problematic Distribution and category dynamics constrain growth Only so far beer distributors could take brand Category growth limited Required too much capital and was big management distraction

Summary - Key Learning What We Did Distributed dividends ('00 - '04) Explored strategic options ('05) Tried geographic expansion (mid 90's and '07) What We Learned Helped support stock price but couldn't afford cash flow given ever escalating operating costs Minimal interest and low valuations Must have local sales presence/oversight to work But costly to do on our own

Current View

2008 The Good Business meeting expectations Ahead of '07 Core market (WA) stabilized Restructured organization 10% head count reduction Took aggressive pricing 4-5% Secured raw materials for beer Availability/locked in prices Installed new bottling line in BK Significant savings Our Challenges Macro economy Softening craft category Cost Pressures Raw materials / Energy Freight Alehouse Food Costs Compliance requirements Alehouse Settlement ($1.1MM) Competitive Pressures Blue Moon

Total West Craft Category Volume Trends Craft category in West slowing YTD Total US +7% 4 Weeks 13 Weeks 16 Weeks/YTD 52 Weeks GROWTH -0.0139 0.0205 0.0293 0.044 Units/Case EQ - Total West IRI: ending 4/20/08

Brand Pyramid Performance IRI Dollar Share of Craft ending 4/20/08 July '07 8.3% April '08 8.1%

Growth of Blue Moon IRI Total West - through 12/30/07

Pyramid vs. Blue Moon 4 Weeks 13 Weeks 16 Weeks YTD 52 Weeks Pyramid Family -1.92 -0.47 0 3.29 Pyramid Hefe -1.4 -3.5 -3 2.1 Blue Moon Family 90.7 89.2 93.1 98.1 Blue Moon White 57.5 58.7 63.9 73 IRI Total West - Through 4/20/08 Blue Moon is "on fire" and dampening our growth

A Look Ahead

The Future - Bigger Picture Turbulent Beer Market/Macro Dynamics "Better Beer" growing at expense of "Mainstream Beer" "Premiumization" and trade-up affecting all categories Craft Category getting even more crowded - a 'la mid/late '90's Rapid consolidation and change Brewers - Miller/Coors - A-B/InvBev - Widmer/Redhook Wholesalers -- big and getting bigger Miller/Coors JV to fuel consolidation Retailers - centralized buying/national programming pressures Challenging economic environment - worst yet to come Affects every tier (brewer, wholesaler, retailer, consumer)

The Future - Bigger Picture Intensifying Competitive Dynamics The Big Guys - making major moves at upper end Coors - Blue Moon (#1 fastest growing brand) Miller - Leinenkugels (Sunset Wheat/Honey Wheat) A-B - Craft player investments and NPD "whirlwind" The Imports - more aggressive than ever Spending/new products - diverting distributor/retailer attention Not taking pricing in '08 A-B firmly in the import business Key Craft Players - expanding, spending, consolidating Geographies, breweries and brands Sam Adams, Magic Hat, Boulevard, Deschutes, Widmer/Redhook

The Future - Bigger Picture Evolving Craft Category Dynamics Craft category markedly slowing/er in West Growth rate less than 50% the national rate Pacific Northwest softer in particular - low single digit Market penetration/maturation limiting growth Cost pressures pushing craft retail prices to "uncharted waters" The $10/six-pack The big are getting bigger and spending more Large craft brewers now represent 65% of total category sales Top 10 = 50% of total category sales Sam Adams spending $30MM/year in advertising

The Future - Bigger Picture Challenging Internal Conditions Operating cost pressures NOT likely to abate soon Hops/malts - will take time to increase supply Fuel/energy - what will stem the upward tend? Pressure on labor costs to keep up with inflation Costs and burdens of being public and a micro cap Ever increasing pressures to be aggressive marketers As markets mature it becomes a "share taking" game Hard to afford/sustain both Sales and Marketing investment The bigger you get the larger the demands for support

Bigger Picture Summary Challenges to attain/sustain profits will continue Cost pressures won't lesson any time soon Being public won't get any easier/cheaper Industry dynamics putting heavy pressure on larger craft players to: Get bigger and national to gain mindshare/focus Be low cost producers to leverage scale and increase margins to increase ability to spend/support brands

Proposed Magic Hat Transaction

What Is The Proposed Deal Pyramid acquired at $2.75/share All cash deal Company to be taken private Magic Hat's financial partner to facilitate Pyramid and Magic Hat to merge Will form a new single company Magic Hat's CEO will lead the new company Brands and facilities to largely remain

What's The Timing/Next Steps Action Estimated Timing Sign definitive agreements June Shareholders tender shares June Official notification/instructions forthcoming Redemption and payment in June Unwind public company/merge June/July Official close/everything completed August

Who Is Magic Hat Who Is Magic Hat 13th largest Craft Brewer in USA (Brewers Association) - # 3 regional brewer in the East Founded in 1994 Based in Burlington, VT - Distributed in 20+ states 2nd fastest growing Craft Brewer in the Top 30 in USA - Tripled business since 2000 / Doubled since 2003 Backed by financial partner - Basso Capital Management www.magichat.net

Q&A